UI
SECURITIES AN
Wash

04017282

SEC FILE NUMBER
8 – 49233

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 25 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2003** AND ENDING **DECEMBER 31, 2003**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

R G R FINANCIAL CORP. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

4400 ROUTE 9 SOUTH-SUITE 1000-

(City)	(State)	(Zip Code)
FREEHOLD	**NEW JERSEY**	**07728**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY B. RAFALOFF, President **(732) 761 - 8220**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, *GARY B. RAFALOFF,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *R G R FINANCIAL CORP.,* as of *DECEMBER 31, 2003,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

President
Title

X ______________________
CAROL S. MARGO
Notary Public of New Jersey
My Commission Expires June 14, 2006

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***GARY B. RAFALOFF,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of

R G R FINANCIAL CORP., as of ***DECEMBER 31, 2003***,

are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

President

(Title)

(Notary Public)

CAROL S. VARGO
Notary Public of New Jersey
My Commission Expires June 14, 2008

RGK FINANCIAL CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS	
Cash and cash equivalents	$ 56,349
Due from clearing broker	214,441
Securities owned - at market value (Note 3)	80,021
Stockholder loans	48,990
Property and equipment - net of accumulated depreciation of $57,426 (Note 2(d))	8,179
Other assets	81,111
Total assets	$489,091
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Securities sold, but not yet purchased (Note 3)	$ 372
Accounts payable and accrued expenses	19,332
Total liabilities	19,704
Commitments and Contingencies (Notes 5 & 6)	
Stockholders' equity (Note 7)	
Common stock	
Class "A" voting stock, par value $.01 per share	
Authorized - 15,000 shares	
Issued and outstanding - 10,000 shares	100
Class "B", voting stock, par value $.01 per share	
Authorized - 3,000 shares	
Issued and outstanding - -0- shares	
Preferred Series A stock, par value $.01 per share	
Authorized - 2,000 shares	
Issued and outstanding - 600 shares	6
Additional paid-in capital	599,994
Retained earnings (deficit)	(130,713)
Total stockholders' equity	469,387
Total liabilities and stockholders' equity	$489,091

The accompanying notes are an integral part of these statements.

Note 1- Nature of Business

RGR Financial Corp. (The "Company") is a broker/dealer in securities registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc.

The "Company" operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Commission, and accordingly is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

b) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) ***Income Taxes***
The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

d) ***Fixed Assets***
Equipment is carried at cost and is depreciated over a useful life of five years using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the terms of the lease.

Note 2- Summary of Significant Accounting Policies *(continued)*

e) *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3- Marketable Securities Owned and Sold, but not yet Purchased

Marketable securities consist of trading securities at quoted market values, as illustrated below

	Owned	Sold, but not yet Purchased
Equities	23,904	-0-
U.S. Government Securities	56,117	372
	80,021	372

Note 4- Income Taxes

At December 31, 2003, the Company had a net operating loss carryforward of approximately $30,000 for income tax purposes. This carryforward will expire from 2016. Since it is doubtful that such carryforward will be utilized in the near term, a valuation allowance of $7,500 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

Note 5- Commitments and Contingencies

Legal
The Company is a defendant in a lawsuit, filed by a family who were former customers, alleging various fraud and misrepresentation claims. The suit seeks damages in excess of their out-of-pocket losses of $400,000. The Company believes that the claims are without merit and intends to vigorously defend its position. The ultimate outcome of this litigation cannot presently be determined. However, in management's opinion, the likelihood of a material adverse outcome is remote. Accordingly, adjustments, if any, that might result from the resolution of this matter have not been reflected in the financial statements.

Office Lease
The Company leases office space pursuant to an operating lease expiring August 30, 2004. The future minimum rental commitment through termination is $15,416.

Note 6- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of customers, banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company is engaged in various brokerage activities whose counterparties are customers and institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities, underlying the contract, at a loss.

A substantial portion of the Company's assets is held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 7- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2003, the Company's net capital of $324,517 was $224,517 in excess of its required net capital of $100,000.

Note 8- Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized in the statement of financial condition (including receivables and payables) approximates their carrying value, as such financial instruments are short term in nature.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
RGR Financial Corp.

Gentlemen:

We have audited the accompanying statement of financial condition of RGR Financial Corp. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RGR Financial Corp. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 12, 2004